UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

November 16, 2018

(Date of Report (Date of earliest event reported))

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2546939
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Updates

Senior Mortgage Loan – Larchmont Homes, LLC

On February 14, 2017, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage loan with a maximum principal balance of $1,720,000 (the “Square One Larchmont Senior Loan”). The borrower, Larchmont Homes, LLC, a California limited liability company (“Square One Larchmont”), used the loan proceeds to purchase approximately 10,000 square feet of land at 5000-5006 West Maplewood Avenue and 475 North Saint Andrews Place, Los Angeles, CA, that is currently entitled to build eight homes under the Los Angeles Small Lot Ordinance (the “Square One Larchmont Property”). On May 23, 2018, we increased our total investment amount to $2,805,000 and made several modifications to the existing agreements (the “Modified Larchmont Homes Senior Loan”). The borrower progressed design and construction documents, filed the construction documents with the city for building permits and obtained construction loan financing. Consequently, on November 16, 2018, Larchmont Homes, LLC paid off the total investment of $2,805,000. All interest payments have been paid in full during the investment period, and the investment has yielded an internal rate of return of approximately 10% through November 16, 2018.

Controlled Subsidiary Investment – Tapteal Member I, LLC

On February 16, 2018, we directly acquired ownership of a “majority-owned subsidiary”, Tapteal Member I, LLC (“RSE Evergreen Controlled Subsidiary”), in which we have the right to receive a preferred economic return for a purchase price of $1,745,000, which is the initial stated value of our equity interest in the RSE Evergreen Controlled Subsidiary. The RSE Evergreen Controlled Subsidiary used the proceeds to acquire a stabilized 98-unit garden style multifamily apartment property located at 1775 Columbia Park Trail, Richland, WA 99352 (the “Property”). The overall project level proceeds included $1,666,000, or $17,000 per unit, funded at closing for interior and exterior renovations that included full renovations of the clubhouse, landscaping and pool areas, as well as unit renovations including vinyl flooring upgrades, updated cabinets, appliances and countertops, and lighting. Renovations were ongoing as of the transaction date with 25 units under renovation at that time. On November 16, 2018, RSE Evergreen Controlled Subsidiary paid off the $1,745,000 original investment through an additional equity investment from Evergreen. All preferred return payments have been paid in full during the investment period, and the investment has yielded an internal rate of return of approximately 13.00% through November 16, 2018.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated August 10, 2018, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

	By:	Fundrise Advisors, LLC
	Its:	Manager

	By:	/s/ Bjorn J. Hall
	Name:	Bjorn J. Hall
	Title:	General Counsel

Date: November 20, 2018